Exhibit 99.2

Interxion Holding NV

Interim report

for the three-month period ended

31 March 2011

Schiphol Rijk, May 2011

First Quarter Highlights

•	Revenue increased by 21% to €57.9 million (Q1 2010: €47.8 million)

•	Adjusted EBITDA increased by 27% to €22.2 million (Q1 2010: €17.4 million)

•	Adjusted EBITDA margin improved to 38.4% (Q1 2010: 36.5%)

•	Net profit of €2.8 million (Q1 2010: net loss €4.7 million)

Financial Results

Total revenue for the first quarter of 2011 – which included a foreign currency gain of €0.9 million – increased by 21%, to €57.9 million (Q1 2010: €47.8 million). Recurring revenue, consisting primarily of colocation and power services, was 94% of total revenue in the period (Q1 2010: 94%).

Cost of sales in the first quarter increased by 14%, to €24.8 million (Q1 2010: €21.8 million) while gross profit margin went up to 57.2% (Q1 2010: 54.5%). Equipped space at the end of the period increased, to 61,000 sq m (Q1 2010: 55,800 sq m). The utilisation rate (defined as the ratio of revenue-generating space to equipped space) was 73% (Q1 2010: 72%).

Sales and marketing costs in the first quarter were up 27%, to €4.2 million (Q1 2010: €3.3 million). The increase was a result of continued investment in the Company’s market segmentation strategy. General and administrative costs, excluding depreciation, amortisation, exceptional general and administrative costs, and share-based payments of €6.7 million, increased by 27% (Q1 2010: €5.1 million). Depreciation and amortisation increased by 19% to €8.5 million (Q1 2010: €7.2 million).

Net profit in the first quarter was €2.8 million (Q1 2010: net loss €4.7 million). Adjusted EBITDA (defined as operating profit before depreciation, amortisation, impairment of assets, share-based payments and exceptional items) increased by 27% to €22.2 million in the first quarter (Q1 2010: €17.4 million).

Cash and cash equivalents at the end of the period were €229.3 million (Q4 2010: €99.1 million), as a result of the IPO. The €50 million revolving credit facility remained undrawn.

Cash generated from operations in the first quarter (defined as cash generated from operating activities before interest and tax payments and receipts) was €20.7 million (Q1 2010: €24.1 million). Net cash used in investing activities during the first quarter was €19.5 million (Q1 2010: €29.0 million). Net cash inflows of €141.4 million from financing activities in the first quarter were primarily due to cash received from the IPO.

Capital expenditure (defined as net cash invested in property, plant and equipment) was €19.1 million in the first quarter, of which €18.5 million was attributable to expansion capital expenditure, with the balance being attributable to ongoing capital expenditure.

2	Interim Report: Three months ended 31 March 2011
This Interim Report is unaudited

About Interxion

Interxion is a leading provider of carrier-neutral colocation data center services in Europe, serving over 1,200 customers. Our data centers enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. They act as content and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media among carriers and customers, creating an environment that we refer to as a community of interest.

Our core offering, carrier-neutral colocation services, includes space, uninterrupted power and a secure environment in which to house our customers’ computing, network, storage and IT infrastructures. Our services enable our customers to reduce operational and capital expenses while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross-connects, data backup and storage.

Our headquarters are near Amsterdam, The Netherlands; we deliver our services in 11 countries through 28 data centers strategically located in major metropolitan areas, including London, Frankfurt, Paris, Amsterdam and Madrid – Europe’s main data center markets. Because our data centers are located in close proximity to the intersection of telecommunications fiber routes and power sources, we are able to provide our customers with high levels of connectivity and the requisite power to meet their needs.

Our data centers house connections to more than 350 carriers and Internet service providers, and 20 European Internet exchanges, which enable our customers to lower their telecommunications costs and, by reducing latency, improve the response time of their applications. This connectivity to carriers, Internet service providers and other customers, fosters the development of value-added communities of interest, which are important to customers in each of the segments in which we operate: network providers, managed services providers, enterprises, financial services and digital media.

Development of our communities of interest generates network effects for our customers that enrich the value and attractiveness of the community, to both existing and potential customers.

Interim Report: Three months ended 31 March 2011	3
This Interim Report is unaudited

Further Information for Noteholders

This Interim Report as of, and for, the fiscal quarter ended 31 March 2011, is published to comply with the reporting requirements in the indenture among Interxion Holding NV, as Issuer, Interxion Nederland BV, Interxion Headquarters BV, Interxion Carrier Hotel (UK) Ltd. and Interxion Deutschland GmbH, as Initial Guarantors, The Bank of New York Mellon, London Branch, as Trustee, Principal Paying Agent and Transfer Agent, The Bank of New York Mellon (Luxembourg) S.A., as Registrar and Luxembourg Paying Agent, and Barclays Bank PLC, as Security Trustee, dated 12 February 2010 (the “Indenture”). Section 4.16(1)(b) of the Indenture provides that the Issuer shall furnish to the Trustee within 60 days after the end of the fiscal quarter ended 31 March 2011, quarterly financial statements containing: (i) the unaudited condensed consolidated balance sheet of the Issuer as at the quarter ended 31 March 2011, and unaudited condensed statements of income and cash flow of the Issuer for the quarter ended 31 March 2011, and for the quarter ended 31 March 2010, together with condensed footnote disclosure and (ii) an operating and financial review of the unaudited financial statements of the Issuer, including a discussion of the results of operations, financial condition and material changes in liquidity and capital resources.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends” and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

4	Interim Report: Three months ended 31 March 2011
This Interim Report is unaudited

Consolidated Interim Income Statement

		For the three months ended
	Note	31 Mar 2011 €’000	31 Mar 2010 €’000

Revenue	6	57,892	47,815
Cost of sales	6	(24,780)	(21,773)

Gross profit		33,112	26,042
Other income	6	127	108
Sales and marketing costs	6	(4,212)	(3,325)
Total general and administrative costs	6	(17,299)	(12,833)

Operating profit		11,728	9,992
Net finance expense	7	(6,588)	(13,479)

Profit before taxation		5,140	(3,487)
Income tax expense	8	(2,332)	(1,247)

Profit for the period attributable to shareholders		2,808	(4,734)

Earnings per share post 5:1 reverse stock split:
Basic earnings per share: (€)		0.05	(0.11)
Diluted earnings per share: (€)		0.05	(0.10)

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three months ended 31 March 2011	5
This Interim Report is unaudited

Consolidated Interim Statement of Comprehensive Income

	For the three months ended
	31 Mar 2011 €’000	31 Mar 2010 €’000

Profit for the period attributable to shareholders	2,808	(4,734)
Foreign currency translation differences	(2,305)	647

Total comprehensive income recognized in the period	503	(4,087)

The accompanying notes form an integral part of these consolidated interim financial statements.

6	Interim Report: Three months ended 31 March 2011
This Interim Report is unaudited

Consolidated Interim Balance Sheet

As at	Note	31 Mar 2011 €’000	31 Dec 2010 €’000

Non-current assets
Property, plant and equipment	9	352,541	342,420
Intangible assets		6,202	6,005
Deferred tax assets		41,738	39,841
Other non-current assets		3,538	3,709

		404,019	391,975
Current assets
Trade and other current assets		58,897	55,672
Cash and cash equivalents		229,259	99,115

		288,156	154,787

Total assets		692,175	546,762

Shareholders’ equity
Share capital	10	6,558	4,434
Share premium	10	462,675	321,078
Foreign currency translation reserve		2,628	4,933
Accumulated deficit		(172,368)	(175,176)

		299,493	155,269
Non-current liabilities
Trade payables and other liabilities		8,956	7,795
Deferred tax liability		1,302	660
Provision for onerous lease contracts		12,609	13,260
Borrowings		257,534	257,403

		280,401	279,118
Current liabilities
Trade payables and other liabilities		106,847	106,038
Current tax liabilities		661	868
Provision for onerous lease contracts		3,087	3,073
Borrowings		1,686	2,396

		112,281	112,375

Total liabilities		392,682	391,493

Total liabilities and shareholders’ equity		692,175	546,762

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three months ended 31 March 2011	7
This Interim Report is unaudited

Consolidated Interim Statement of Changes in Shareholders’ Equity

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
	€’000	€’000	€’000	€’000	€’000

Balance at 1 January 2011	4,434	321,078	4,933	(175,176)	155,269
Profit for the period	—	—	—	2,808	2,808
Total other comprehensive income	—	—	(2,305)	—	(2,305)

Total comprehensive income	—	—	(2,305)	2,808	503

IPO proceeds	1,625	142,487	—	—	144,112
Conversion of preference shares	337	(337)	—	—	—
Liquidation Price to former preferred shareholders	—	(3,055)	—	—	(3,055)
Exercise of options	162	2,162	—	—	2,324
Share-based payments	—	340	—	—	340

Total contributions by and distributions to owners of the Company	2,124	141,597	—	—	143,721

Balance at 31 March 2011	6,558	462,675	2,628	(172,368)	299,493

Balance at 1 January 2010	4,364	319,388	413	(189,858)	134,377
Profit for the period	—	—	—	(4,734)	(4,734)
Total other comprehensive income	—	—	647	—	647

Total comprehensive income	—	—	647	(4,734)	(4,087)

Share-based payments	—	265	—	—	265

Total contributions by and distributions to owners of the Company	—	265	—	—	265

Balance at 31 March 2010	4,434	319,653	1,060	(194,592)	130,555

The accompanying notes form an integral part of these consolidated interim financial statements

8	Interim Report: Three months ended 31 March 2011
This Interim Report is unaudited

Consolidated Interim Statement of Cash Flows

	For the three months ended
	31 Mar 2011	31 Mar 2010
	€ ’000	€ ’000

Profit for the period	2,808	(4,734)
Depreciation and amortization	8,526	7,187
IPO transaction costs	1,725	—
Provision for onerous lease contracts	(774)	(583)
Share-based payments	340	265
Net finance expense	6,588	13,479
Income tax expense	2,332	1,247

	21,545	16,861

Movements in trade and other current assets	(7,283)	4,935
Movements in trade and other payables	6,415	2,331

Cash generated from operations	20,677	24,127

Interest paid	(12,159)	(721)
Interest received	271	85
Income tax paid	(687)	(76)

Net cash flows from operating activities	8,102	23,415

Cash flow from investing activities
Purchase of property, plant and equipment	(19,124)	(28,650)
Purchase of intangible assets	(394)	(357)

Net cash flows from investing activities	(19,518)	(29,007)

Cash flow from financing activities
Proceeds from exercised options	2,324	—
Proceeds from issuance of new shares	143,352	—
Repayment of ‘Liquidation Price’ to former preferred shareholders	(3,055)	—
Proceeds/(repayment) bank facilities	—	(159,046)
Proceeds from Revolving Credit Facility and Senior Secured Notes	(439)	192,015
Other borrowings	(739)	(1,046)

Net cash flows from financing activities	141,443	31,923
Effect of exchange rate changes on cash	117	145

Net movement in cash and cash equivalents	130,144	26,476
Cash and cash equivalents, beginning of period	99,115	32,003

Cash and cash equivalents, end of period	229,259	58,479

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three months ended 31 March 2011	9
This Interim Report is unaudited

Notes to the Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The consolidated interim financial statements of the Company as at and for the quarter ended 31 March 2011 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centers.

2	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited consolidated financial statements of the Group as at and for the year ended 31 December 2010; these are contained in the 2010 Annual Report (Form 20-F) as filed with Securities and Exchange Commission on 27 April 2011, which is publicly available on the company’s website – www.interxion.com.

3	Significant accounting policies

The accounting policies applied by the Group in these consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated Financial Statements as at and for the year ended 31 December 2010, except for the new Standards and Interpretations as of 1 January 2011. Compared with the accounting principles as applied in the 2010 financial statements these did not have a significant impact on the financial position or performance of the Group.

4	Estimates

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended 31 December 2010 in the 2010 Annual Report.

5	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited consolidated financial statements in the 2010 Annual Report (Form 20-F).

6	Information by segment

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and adjusted EBITDA. Other information provided to the Managing Director is measured in a manner consistent with that in the financial statements.

10	Interim Report: Three months ended 31 March 2011
This Interim Report is unaudited

For the three months ended 31 March 2011

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€ ’000	€ ’000	€ ’000	€ ’000	€ ’000
Recurring revenue	32,245	21,897	54,142	—	54,142
Non-recurring revenue	2,427	1,323	3,750	—	3,750
Revenue	34,672	23,220	57,892	—	57,892
Cost of sales	(14,377)	(9,033)	(23,410)	(1,370)	(24,780)

Gross profit/(loss)	20,295	14,187	34,482	(1,370)	33,112
Other income	127	—	127	—	127
Sales and marketing costs	(1,312)	(802)	(2,114)	(2,098)	(4,212)
Total general and administrative costs	(7,368)	(4,281)	(11,649)	(5,650)	(17,299)

Operating profit/(loss)	11,742	9,104	20,846	(9,118)	11,728
Net finance expense					(6,588)

Profit before tax					5,140

Total assets	298,005	152,566	450,571	241,604	692,175
Total liabilities	88,922	35,768	124,690	267,992	392,682
Capital expenditures (PPE) paid	12,340	6,264	18,604	520	19,124
Depreciation, amortisation, impairments	(5,146)	(2,998)	(8,144)	(382)	(8,526)

Adjusted EBITDA	16,779	12,102	28,881	(6,671)	22,210

For the three months ended 31 March 2010

Recurring revenue	26,482	18,247	44,729	—	44,729
Non-recurring revenue	2,038	1,048	3,086	—	3,086
Revenue	28,520	19,295	47,815	—	47,815
Cost of sales	(13,005)	(7,674)	(20,679)	(1,094)	(21,773)

Gross profit/(loss)	15,515	11,621	27,136	(1,094)	26,042
Other income	108	—	108	—	108
Sales and marketing costs	(958)	(800)	(1,758)	(1,567)	(3,325)
Total general and administrative costs	(6,490)	(3,414)	(9,904)	(2,929)	(12,833)

Operating profit/(loss)	8,175	7,407	15,582	(5,590)	9,992
Net finance expense					(13,479)

Profit/(loss) before tax					(3,487)

Total assets	241,947	136,455	378,402	73,858	452,260
Total liabilities	108,078	50,749	158,827	162,878	321,705
Capital expenditures (PPE) paid	15,639	12,213	27,852	798	28,650
Depreciation, amortisation, impairments	(4,511)	(2,368)	(6,879)	(308)	(7,187)

Adjusted EBITDA	12,687	9,768	22,455	(5,011)	17,444

Interim Report: Three months ended 31 March 2011	11
This Interim Report is unaudited

Reconciliation of adjusted EBITDA

	For the three months ended
	31 Mar 2011	31 Mar 2010
	€ ’000	€ ’000

Adjusted EBITDA	22,210	17,444

Income from sub-leases on unused data center sites	127	108

Exceptional income	127	108

Increase in provision for onerous lease contracts(1)	(18)	(108)
IPO transaction costs	(1,725)	—
Share-based payments	(340)	(265)

Exceptional general and administrative costs and share-based payments	(2,083)	(373)

EBITDA(2)	20,254	17,179

Depreciation and amortisation	(8,526)	(7,187)

Operating profit	11,728	9,992

(1)	Before deduction of income from sub-leases on unused data center sites.
(2)	Operating profit plus depreciation, amortisation and impairment of assets.

The IPO costs represent the write-off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering. Exceptional income is recorded as “Other income” in the consolidated income statement.

12	Interim Report: Three months ended 31 March 2011
This Interim Report is unaudited

7	Finance income and expense

	For the 3 months ended
	31 Mar 2011	31 Mar 2010
	€ ’000	€ ’000

Bank and other interest	513	79

Finance income	513	79

Interest expense on Senior Security Notes, bank and other loans	(6,460)	(3,228)
Interest expense on finance leases	(16)	(27)
Interest expense on provision for onerous lease contracts	(128)	(128)
Other financial expenses	(298)	(10,170)
Foreign currency exchange losses	(199)	(5)

Finance expense	(7,101)	(13,558)

Net finance expense	(6,588)	(13,479)

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

Other financial expenses are cash and non-cash costs related to the repayment of the Company’s bank borrowings.

8	Income tax expense

The Group’s consolidated effective tax rate of 45% in respect of continuing operations for the three months ended 31 March 2011 was affected by IPO costs, incurred in the first quarter and treated as non- tax deductable (three months ended 31 March 2010: 36%).

9	Property, plant and equipment

Acquisitions

During the three months ended 31 March 2011, the Group acquired data-center-related assets at a cost of €20,488,000 (three months ended 31 March 2010: €28,606,000).

During the three months ended 31 March 2011 the Group capitalised interest relating to borrowing costs during construction work of new-build assets of €228,000 (during the three months ended 31 March 2010: €436,000).

Capital commitments

At 31 March 2011, the Group had outstanding capital commitments totalling €18,200,000. These commitments are expected to be substantially settled in the remainder of 2011.

Interim Report: Three months ended 31 March 2011	13
This Interim Report is unaudited

10	Shareholders’ equity

On 28 January 2011, the Company issued 16,250 thousand new shares (post reverse stock split) at the New York Stock Exchange under the ticker symbol INXN. Upon completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of €0.10 per ordinary shares. The Preferred shares were converted into ordinary shares and the liquidation price of €0.20 per Preferred A share was either paid out in cash or converted into ordinary shares. At the time of the offering, approximately 1.6 million of options (post-reverse stock split) had been exercised. Post-IPO the outstanding shares amounted to 65,577,000 and the total number of options outstanding amount to 3,129,000 (post-reverse stock split).

The net proceeds of the Initial Public Offering amount to approximately €138.6 million, which will be used to fund future data center expansion.

14	Interim Report: Three months ended 31 March 2011
This Interim Report is unaudited